EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

State of Incorporation
Subsidiaries – Direct / wholly-owned
Community Bank	Alabama
Community Funding Corporation	Alabama

Subsidiaries – Indirect / wholly-owned by Community Bank
Community Appraisals, Inc	Alabama
1st Community Credit Corporation	Alabama
Community Insurance Corp	Alabama

Subsidiaries – Indirect / wholly-owned by Community Insurance Corp.
Southern Select Insurance, Inc.	Alabama